CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

January 6, 2012

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief – Legal

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Filed September 15, 2011

File No. 001-08696

Post-Effective Amendment to Form S-8 Filed December 9, 2011

File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated December 15, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter includes responsive comments to your letter.  As a courtesy, we have attached to this letter a PDF copy of the responsive filings marked to show changes from the original filings.

The responses contained herein correspond in Part and Number to the comments in your letter of December 15, 2011.  Any page numbers reflect the page numbers in the PDF copies filed simultaneously herewith.

Post-Effective Amendment No. 3 to Form S-8 Filed December 9, 2011

Incorporation of Certain Documents by Reference, page 3

1.

We reissue prior comment 1; you did not incorporate by reference your Form 10-Q for the quarter ended October 31, 2010, filed on December 15, 2010, or your Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011, and amended on November 17, 2011. Please file an amended Form S-8 that incorporates by reference all required filings. See Item 3 of Form S-8.

We have amended the Form S-8 to incorporate the Form 10-Q for the quarter ended October 31, 2010, filed on December 15, 2010, and the Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011, and amended on November 17, 2011.

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3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714

CUTLER LAW GROUP

Thank you for your time and attention to this matter.  Please do not hesitate to contact us should you need anything further.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714